Exhibit 99.4

FELDMAN FINANCIAL ADVISORS, INC.
8804 MIRADOR PLACE
MCLEAN, VA 22102
(202) 467-6862
October 5, 2018
Boards of Directors
Physicians’ Insurance Program Exchange
Positive Physicians Insurance Exchange
Professional Casualty Association
100 Berwyn Park
850 Cassatt Road, Suite 220
Berwyn, Pennsylvania 19312
Members of the Boards:
It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by certain policyholders and other eligible subscribers of Physicians’ Insurance Program Exchange, Positive Physicians Insurance Exchange, and Professional Casualty Association (collectively the “Reciprocals”), pursuant to the Plans of Conversion (the “Plans”) adopted by the respective Boards of Directors of the Reciprocals, do not have any fair market value at the time of distribution or at the time the rights are exercised in the subscription offering.
In connection with the respective Plans, the Reciprocals will convert from the mutual to stock form of organization, issue all of their capital stock to a newly formed holding company, Positive Physicians Holdings, Inc. (“PPH”), and PPH will offer shares of its common stock for sale in a subscription offering to all eligible subscribers of the Reciprocals. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by PPH for sale in a community offering or syndicated offering to members of the general public.
Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are legally nontransferable and of short duration, and provide the recipients the right only to purchase shares of common stock of PPH at a price equal to the estimated combined pro forma market values of the Reciprocals, which will be the same price to be paid for any unsubscribed shares by members of the general public in the community or syndicated offerings.

Sincerely,

/s/ Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.